Chadwick L. Mills

(650) 843-5654

cmills@cooley.com

March 27, 2007

Via EDGAR and Courier

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn: Mary K. Fraser, Esq.

RE:	Jazz Pharmaceuticals, Inc.
Amendment No. 1 to the Registration Statement on Form S-1
Registration No. 333-141164

Ladies and Gentlemen:

On behalf of Jazz Pharmaceuticals, Inc. (the “Registrant”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-141164 (the “Registration Statement”). The Amendment is being filed solely for the purpose of (i) amending “Part II—Item 16. Exhibits and Financial Statement Schedules” and “Part II—Exhibit Index” of the Registration Statement and (ii) filing therewith Exhibits 10.30 through 10.53 (the “Exhibits”). In connection with the filing of the Amendment, we have submitted, on behalf of the Registrant, a confidential treatment request in paper format to the U.S. Securities and Exchange Commission (the “Commission”) with respect to the omitted portions of the Exhibits pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended.

In connection with the filing of the Amendment, we are forwarding a courtesy package in paper format to the staff of the Commission, in care of Ms. Mary K. Fraser, consisting of (i) a copy this letter, (ii) two (2) clean copies, including one set of Exhibits, of the Amendment and (iii) two (2) copies of the Amendment marked to show changes from the initial filing of the Registration Statement with the Commission on March 9, 2007.

Please direct any questions or comments regarding this filing to me at (650) 843-5654 or John M. Geschke at (650) 843-5757.

Sincerely,

/s/ CHADWICK L. MILLS

Chadwick L. Mills

cc:	Matthew K. Fust, Jazz Pharmaceuticals, Inc.

Carol A. Gamble, Esq., Jazz Pharmaceuticals, Inc.

P.J. Honerkamp, Esq., Jazz Pharmaceuticals, Inc.

Michael Nordtvedt, Esq., Davis Polk & Wardwell

John M. Geschke, Esq., Cooley Godward Kronish LLP

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